UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              ____________________

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, Place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

THE FOLLOWING ARTICLE, AS PUBLISHED IN THE FINANCIAL TIMES ON JULY 11,2003, WAS MADE AVAILABLE TO PECHINEY EMPLOYEES ON JULY 15, 2003. PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE,
ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.


PECHINEY SAYS HOSTILE BID WILL NOT AFFECT POSSIBLE PLANS IN RUSSIA

Pechiney said the hostile (euro)3.4bn ($3.9bn) takeover bid from Alcan would not upset its plans to possibly invest in the proposed Komi aluminium project in Russia with Sual, the Russian metals group, writes Kevin Morrison in London.

"It's business as usual," Pechiney said. Pechiney and Sual, which is the world's seventh-largest aluminium group and controlled by Victor Vekselberg, have been in talks with a view Pechiney taking up to 40 per cent of the $2bn Komi project in northern Russia.

Sual said even if Pechiney withdrew from the project, it had other funding options.

"We are in talks with other potential partners from the industry," Bill Spears, head of investor relations, said.

Sual would not identify potential partners, but the aluminium sector is dominated by only a handful of miners. Excluding Pechiney and Alcan, it leaves few possibilities. Alcoa is the largest aluminium producer, followed by Rusal, controlled by Roman Abramovich, who last week bought London's Chelsea football club.

Other significant producers are Norsk Hydro, BHP Billiton and Rio Tinto. Glencore, the Switzerland-based commodities trader, also has significant interests in alumina.

The proposed Komi project would see production of bauxite rise to 6.5m tonnes from 1m at present, plus a new 1.4m tonne-per-year alumina refinery and a 600,000 tonne-per-year aluminium smelter, designed to make it one of the world's most advanced aluminium plants.

Komi forms a key part of Sual's diversification plan. Earlier this year it formed Sual International, a vehicle to list outside Russia.

Fleming Family & Partners, the London-based private investment company, took a 5 per cent stake in Sual International in January with an option to increase it to 23 per cent. The privately owned Access Industries Eurasia also plans to take a stake in Sual International and transfer its coal mine in Kazakhstan into the enlarged group.